Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

BY COURIER

23rd October 2007

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549-3628
U.S.A.

Attn: Elliot Staffin, Special Counsel

Dear Sirs

Jardine Matheson Holdings Limited ("JMH")
Amendment to the Application for the Exemption under Rule 12g3-2(b) – File No. 82-2963

We refer to our letter dated 6th August 2007, a copy of which is enclosed for your ease of reference.

We should be grateful if you could advise if the proposed amendment to the application for the exemption under Rule 12g3-2(b) of the U.S. Securities Exchange Act of 1934 (as amended) by JMH is acceptable.

Yours faithfully
JARDINE MATHESON LIMITED
For and on behalf of
JARDINE MATHESON HOLDINGS LIMITED

Neil M McNamara
Group Corporate Secretary

10/29

Encl

[Cng/MC/2007Corr/8]

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
jml@jardines.com

RECEIVED

2007 OCT 25 A 10: 3

OFFICE OF INTERNATIONAL CORPORATE FINANCE

6th August 2007

BY COURIER

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549-3628
U.S.A.

Attn: Elliot Staffin

Dear Sirs

Jardine Matheson Holdings Limited
Amendment to the Application for the Exemption under Rule 12g3-2(b) – File No. 82-2963

Jardine Matheson Holdings Limited (the "Company") would like to amend its application for the exemption under Rule 12g3-2(b) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") which was granted to it in October 1990.

The Company would like to cease its current filing with the Securities and Exchange Commission the information that it files or makes public in its home stock exchange but instead, as permitted under Rule 12g3-2(f) of the Exchange Act, make available the same information at its primary trading markets:

i) www.londonstockexchange.com/en-gb/pricesnews/marketnews/, the website of RNS provided by the London Stock Exchange ("RNS") which is one of a Regulatory Information Service approved by the Financial Services Authority in the United Kingdom; and

ii) www.sgx.com, the website of the Singapore Stock Exchange ("SGX").

The types of information which the Company makes available on the RNS and SGX websites are those required to be issued by the Company in compliance with the regulations of the UK Listing Authority, its primary regulator where the Company's shares have their primary listing. These information include:-

- Announcements of material transactions
- Annual / Interim reports
- Circulars to shareholders
- Directors share transaction notifications
- Results announcements
- Share repurchase notifications
- Substantial shareholders notifications

We should be grateful if you could confirm your agreement to this application at your earliest convenience.

Yours faithfully
JARDINE MATHESON LIMITED
For and on behalf of
JARDINE MATHESON HOLDINGS LIMITED

Neil M McNamara
Group Corporate Secretary
[Cng/VK/2007Corr/5]

Jardines

Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

10th October 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
2007 Interim Dividend

I enclose for your attention a notification dated 10th October 2007 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Dividend
Released	10:33 10-Oct-07
Number	4626F

JARDINE MATHESON HOLDINGS LIMITED

2007 INTERIM DIVIDEND

We wish to advise the following Pound Sterling equivalent of the 2007 interim dividend of the above Company. The dividend will be paid on 24th October 2007.

2007 interim dividend per share:	US cents 20.00
GBP equivalent:	9.8120 pence

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

10th October 2007

www.jardines.com

END

Close

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

27th September 2007

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transaction

In accordance with the requirements under the Disclosure and Transparency Rules of the Financial Services Authority (the "FSA") in the United Kingdom, notification has been made to the FSA on behalf of JMH of the following Director's share transaction in JMH:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares disposed	Price Per Share (US$)
Henry Keswick	Disposal of ordinary shares	26/09/2007	100,000	28.4297

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

END